ANNUAL INFORMATION FORM
(Amended)

INTERNATIONAL HEALTH PARTNERS INC.

1010 – 1520 4th Street S.W.
Calgary, Alberta T2R-1H5

Dated: November 20, 2003

Amended February 26, 2004

INTERNATIONAL HEALTH PARTNERS INC.

TABLE OF CONTENTS

PRELIMINARY INFORMATION

Effective Date of Information

This Annual Information Form ("AIF") is dated November 20, 2003, and the information contained herein is current as of such date; other than certain financial information, which is current as of June 30, 2003, being the date of the Corporation's most recently completed year-end.

Incorporation of Other Documents

This AIF will be supplemented by, and the following documentation is hereby incorporated by reference as part of this AIF: (i) the Corporation's consolidated annual financial statements as of June 30, 2003 and June 30, 2002, together with the auditor's report thereon; (ii) the most recent management proxy information circular dated October 28, 2003 pertaining to the Corporation's annual general meeting to be held on December 3, 2003; (iii) all documents, including material change reports and quarterly financial statements, as filed with B.C. and Alberta Securities Commissions in accordance with the requirements of the Securities Acts (British Columbia) and (Alberta). These documents are available for viewing on the website www.sedar.com.

All financial information in this AIF is prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). The Corporation's fiscal year end is June 30.

Currency

All dollar amounts are expressed in Canadian dollars unless otherwise stated.

Purpose

This AIF is prepared in accordance with Form 44-101F, for the limited purpose of providing relevant background material necessary for a proper understanding of the nature of the Corporation, its operations and prospects for the future.

THE CORPORATION

International Health Partners Inc. ("IHP" or the "Corporation") was incorporated as a private corporation under the name 730285 Alberta Inc. by Certificate of Incorporation issued pursuant to the provisions of the *Business Corporations Act* (Alberta) on March 5, 1997. The Articles of the Corporation were amended by Certificate of Amendment dated June 20, 1997 to remove the "private company" provisions and the restrictions on share transfers and to change the name of the Corporation to VF Capital Ltd. On August 9, 1999, the Corporation changed its name from VF Capital Ltd. to Canadian Dental Partners Inc. On September 13, 2000 the Corporation incorporated a subsidiary, International Health Partners (Medical) Inc. to acquire and manage primary care medical clinics. At the Corporation's Annual and Special Meeting on December 4, 2000 shareholders voted to change the name of the Corporation to International Health Partners Inc.

The corporation operates nine subsidiaries 1) 730286 Alberta Ltd, formerly International Health Partners (Medical) Inc. now operating as South West Medical Clinic. 2) 1043492 Alberta Ltd. operating as BowGlen Medical Clinic. 3) 1063470 Alberta Ltd operating as University Health Centre. 4) 868596 Alberta Ltd operating as BrightSmile Crowfoot. 5) 972263 Alberta Ltd operating as BrightSmile Glenmore. 6) 988060 Alberta Ltd operating as BrightSmile NorthGate. 7) 972266 Alberta Ltd operating as 5th Avenue Dental Centre. 8) 939066 Alberta Ltd operating as Westland DentaCare. 9) 1050440 Alberta Ltd operating as BrightSmile Airdrie.

The head office and the registered and records office is located at 1010 – 1520 4th Street S.W., Calgary, Alberta, T2R-1H5.

DENTAL AND MEDICAL PRACTICE MANAGEMENT COMPANIES

The Dental Practice Management Company ("DPMC") concept is relatively new in Canada but has existed in the United States for over five years and has grown to as many as nine public & private companies representing approximately 1% of practicing dentists in the United States. The Corporation believes there is significant room for growth within the Canadian dental industry and is targeting Alberta and Ontario as its primary markets. The appeal of this concept to the dental community lies in the fact that IHP offers dentists close to retirement an exit strategy and those that are not business orientated a place to practice free from the burden of ownership. Dental practices involve significant overhead expenses that have been increasing at approximately 2% per year. Many practices operate with significant debt, and dentists find themselves spending up to 30% of their time doing administrative work rather than contributing to revenue generation. [Source - Dental Practice Management Companies - A Comprehensive Guide to the Industry: Haverford Capital Advisors, Inc.]

A Dental or Medical PMC provides professional management of the business aspects and allows the Doctor to concentrate on quality patient care. The regulatory environment, consisting of the Canadian Dental Association (CDA) and Alberta Dental Association (ADA) continues to review the emergence of DPMC's in Canada. The American Dental Association in the United States has adopted a conservative approach (see "Industry Overview"), which has resulted in the need to split the business from the dental practice aspects, which has led to the creation of the Dental Director position within the Corporation. From the Medical Clinic perspective, the governing body for the physicians is the College of Physicians and Surgeons. There are no restrictions of Practice Management Companies relating to the medical practices. The only stipulation calls for the Management Company to have a Medical Director who will be responsible for all medical matters as it relates to the group of clinics.

INDUSTRY OVERVIEW

DPMC's originate from the medical management companies in the United States and they offer everything from consulting to actual ownership of the facility with the independent dentist practicing on a contract basis.

Market Size

In the U.S. the dental management industry is considered a growth industry. It has been projected that the dental service market will grow to $80 billion in the year 2005. At present the market is valued at $57 billion. [Source - Dental Practice Management Companies - A Comprehensive Guide to the Industry: Haverford Capital Advisors, Inc.] In contrast, at $4 billion, the Canadian market is in its infancy. The Corporation believes that currently less than 1% of Canadian dentists are part of a DPMC. The Canadian market for dental services is expected to grow to $8 billion by 2005 (AEGIS report from YFMC Healthcare). Management of the Corporation believes that the potential for DPMC's in Canada is significant. The potential market for DPMC's in Calgary is represented by the 530 dentists practicing in the city. Edmonton has 580 dentists practicing within its city limits (Updater, 1998) and Alberta and Ontario have respectively, 1,581 and 6,887 dental practitioners in all (Canadian Dental Association - September, 1999). Furthermore, according to the CDA (September 30, 1999) there are 16,681 Dental Practitioners including specialists and generalists in Canada and 14,971 (89%) of them are general practitioners. Statistics Canada reports that 94% of Canadian dental practitioners practice alone in solo practices.

Regulatory Issues

Regulatory legislation in the dental industry is strict. In the U.S., forty states will not allow a non-dentist to own a practice. This is referred to as "prohibition on the corporate practice of dentistry" (www.ada.org 1997). To work within this legislation, the DPMC often contracts with the dentist and owns the equipment. The Canadian model is very similar.

The DPMC model started about five years ago in the U.S. Until recently, however, it was unclear whether DPMC's would be allowed in Alberta. In November of 1997, the Alberta Dental Association Board decided that a contractual arrangement between Apple Orthodontix, a U.S. based DPMC that represents Orthodontists in Calgary, and Dr. Duncan Brown violated section 13 of the Board's regulations prohibiting any non-dentist to control the practice of dentistry. Dr. Brown filed for a judicial review of the Board's decision and Mr. Justice Hart determined that:

> "There is no indication whatever that office administration, accounting or other internal business functions ancillary to the treatment of patients are included in the definition of dentistry. . . . and ... in my view the Legislature did not intend to confer upon the Board the power to regulate the purely business aspects of the dentist's practice which have no bearing on the treatment of patients. *(Dr. Duncan Brown vs. The Alberta Dental Association and the Alberta Dental Association Board).*

The judgement seemed to indicate that a DPMC does not necessarily interfere with the practice of dentistry, however, it is important that there is a separation of the business functions of the dental practice from the treatment aspects of the dental practice. This judgement was appealed by the Alberta Dental Association in the Court of Appeal of Alberta and overturned on February 6, 2002. Since this time the previous Dental Profession Regulations have been replaced by the new Health Professions Act RSA 2000. At present IHP and its legal advisors believe that its current structure meets the requirements of the ADA and is within the intent of the Health Professions Act R.S.A. 2000.

BUSINESS OF THE CORPORATION

Corporate Profile and Development

The Corporation operates as a Practice Management Company ("PMC") through which it acquires operating dentistry or medical assets, employing the non-professional personnel of dental or medical practices and entering into service agreements with dental or medical practitioners. The Corporation's principal source of revenue is generated through the collection of administration and facility fees as set out in the service agreements.

The Corporation currently operates the Fifth Avenue Dental Centre, BrightSmile Dental Centres in Crowfoot Centre, Northgate Mall and Airdrie, the Glenmore Landing Dental Wellness Centre, Westland DentaCare Dental Centre as well as supplies management services for three other DentaCare offices in Edmonton & Red Deer. The Corporation also owns and manages two primary care medical centres, SouthWest Medical Clinic & BowGlen Medical Centre both located in Calgary. The Corporation also manages the University Health Centre, located on the premises of the University of Calgary.

The Corporation structures its acquisitions such that its purchase price is based upon cash flow, not assets. The Corporation's preferred payment terms are assumption of debt and lease obligations of the acquired practice, and then payment of the remaining balance in cash, shares of the Corporation, and convertible debentures. This structure allows it to acquire practices without prohibitively large initial cash outlays and facilitates growth while in the initial phases of development.

Compensation for employees includes a combination of salary and participation in the Corporation's stock option plan.

Dental/Medical Centres

(i) Fifth Avenue Dental Centre (formerly Calgary Centre for Laser Dentistry Inc.)

The Corporation purchased the dental assets of the Calgary Centre for Laser Dentistry in August of 1999 for $357,952 through the issuance of 500,000 common shares of the Corporation at a deemed price of $0.15 per share and the assumption of lease obligations totalling $282,952.

This clinic is located on the edge of downtown Calgary, which allows it to attract clients from the downtown workforce as well as residential clients from the surrounding neighbourhoods. It is a well-designed clinic that caters to the upper income range of clientele. The staff consists of a full-time dentist and two part-time dentists, assistant and receptionist as well as a full-time hygienist.

(ii) Glenmore Landing Dental Wellness Centre (Glenmore Landing)

The Corporation completed the acquisition of the dental assets of the Glenmore Landing Dental Wellness Centre in January of 2000. The Corporation paid $340,000 for the dental assets through the payment of cash, the issuance of 111,000 common shares, assumption of existing debt and a $50,000 convertible debenture. The debenture was redeemed in June 2000.

The clinic is located in southwest Calgary in a fairly affluent area. As this is a well-established community in Calgary much of the clientele have been long-term patients of the clinic. The main focus of this clinic is on cosmetic dentistry and full mouth restorations done under "sedation dentistry" for anxious patients.

The staff consists of a full-time and a part-time dentist, one dental assistant, one receptionist, two hygienists and one hygiene co-ordinator.

(iii) BrightSmile Dental Centre – Crowfoot Centre

The Corporation opened a new dental centre in Crowfoot Centre in April 2000. The cost of developing, equipping and opening this centre was approximately $300,000, with 90% of the cost being financed. The centre is 1,511 square feet and contains 5 full operatories. This location became cash flow positive in May 2001. Although the opening of new clinics is a deviation from the Corporation's goal of acquiring cash flow positive clinics, management felt the demographics and lease arrangements for this location afforded an excellent opportunity for growth.

(iv) *BowGlen Medical Centre (BowGlen)*

On September 13, 2000 the Corporation incorporated a subsidiary, International Health Partners (Medical) Inc. It is the view of the Corporation's Board of Directors that the existing management team has the expertise to allow it to expand its role of a medical practice management company ("MPMC").

The BowGlen Medical Centre is located on the main floor of a Medical professional building in northwest Calgary. It provides walk-in and family practice services as well as being a major provider of third party medicals. In August 2003, an expansion in the amount of approx. $100,000 of the Bow Glen Clinic was completed. The new clinic continues to provide family practice, occupational health and third party medical services. Additional family practice services and a five-day a week "walk in" medical services have been added. There are currently three physicians who operate in the clinic. Revenues at this location have since doubled from previous $360,000 annualized to $780,000.

(v) SouthWest Medical Clinic (SouthWest)

On November 1, 2000 the Corporation acquired the SouthWest Medical Clinic. This is a busy family practice located in southwest Calgary. There are currently six physicians who operate in this clinic.

(vi) Westland DentaCare, Spruce Grove, Alberta

On July 1, 2001 the Corporation acquired the DentaCare location in Spruce Grove. Located in Westland Market Mall in Spruce Grove, Alberta, this location has exceptional potential for growth. The space is plumbed for 6 operatories and currently only 3 are equipped. Two full time dentists, one part-time dentist and one full time hygienist provide services at this facility. Since acquiring this location IHP has installed 2 more operatories and contracted with another full time Hygienist.

(vii) BrightSmile Dental Centre – Northgate Mall

On June 16, 2002 the Corporation acquired equipment and lease rights to a location to be developed as BrightSmile Dental – Northgate. It is located in an extremely busy shopping development known as Northgate Mall. The location is located on the second floor of a two-story strip mall that is anchored on one side by an IKEA Store and sits beside a large Safeway and Home Depot Stores on the other. The daily traffic count through this parking lot exceeds 10,000 cars. IHP will be implementing a Hygiene program. This location currently has no exterior signage or yellow page advertising. A new exterior sign facing the parking lot will be installed as well as including this location in our full-page yellow pages ad. This location is equipped with 3 fully functional operatories and benefits from an extremely low lease rate.

(viii) BrightSmile Dental Centre - Airdrie

On November 24, 2003, the Corporation has entered into an agreement with S. Rajpal Professional Corporation to acquire certain dental assets and a location formerly known as Village Square Dental Group, effective September 1, 2003. The location is in Airdrie, Alberta, and began operating as BrightSmile Dental Centre in September 1, 2003 under the management and direction of the Corporation.

BrightSmile Dental Centre's results for September 2003 included gross revenue of $97,772, and net income of $7,146.

(ix) University of Calgary

On September 16, 2003, IHP signed a letter of intent with the Board of Governors of the University of Calgary to purchase the rights to operate the 7,200 square foot clinic located on the second floor of the MacEwan Students Centre. IHP will focus on developing the clinic as a multi-disciplinary health services provider or campus.

Business Strategy

Due to the nature of PMC's, the Corporation has two client streams: dental/medical professionals and patients. The Corporation's growth strategy is through the acquisition of dental and medical locations therefore marketing to dentists and doctors is highly important. To attract medical and dental professionals, the Corporation focuses on relieving administrative burdens and marketing to increase new patient flow. The Corporation also realizes economies of scale through reducing management costs in medical and dental operations.

The second part of the Corporation's growth strategy is facility usage through increasing patient flow. This strategy is aimed at the consumers with advertising campaigns such as 310-SMILE and the focus on quality service. A low-cost strategy will not influence patients since most have dental plans that cover the services. Therefore the Corporation uses differentiation techniques such as building a brand name in dental service by focusing on quality (equipment, staff, environment) and convenience (location, hours). In addition, cosmetic dentistry is an area of growth with niche potential. Furthermore, management of the Corporation feels that improved marketing at and of practices will attract new clients and enable dentists to provide existing clients additional services. In regards to medical centres the current shortage of physicians ensures an abundance of medical patients.

The Corporation ensures medical and dental professionals understand the value in terms of immediate liquidity and increased revenue through the business model.

Competition

Other PMC's

Direct competition in Canada, in terms of other DPMC's, is currently low but expected to increase in the next five years as it has in the U.S. There are currently 9 US public and private DPMC's, two of which have over 400 member practices. Only one of the American dental firms has entered Canada. It is estimated that less than 0.05% of Canadian dentists belong to American DPMC's. As the status of DPMC's is currently in a state of flux in Alberta and Canada, it is too early for much direct competition.

Although the concept of DPMC's is relatively new to Canada, the Corporation does face some competition from both domestic and foreign sources. Domestically, the Corporation may face competition from Altima Dental Centres. Altima is a private Dental Practice Management Company operating 18 offices in Ontario. Altima is actively recruiting new offices.

On the foreign side, the only U.S. DPMC operating in Canada is Orthodontic Centres of America ("OCA"), a practice management company specializing in orthodontic practices and providing financial management/training and marketing services for its affiliated practices. OCA currently does not manage any practices in Calgary and its focus on orthodontics does not make it a direct competitor to the Corporation. OCA is the largest specialty Dental Practice Management Company in North America with a market capitalization of US $880 million and annual gross patient revenues of US $368 million from 584 Centres under management. (In Dent Practice Management - May 2000)

Other US firms not currently operating in Canada include InterDent, the largest provider of dental management services in the U.S. with 204 locations in eleven states. InterDent has over $230 million in annualized patient revenues under management and is expanding by building a fully integrated support environment utilizing advanced information technologies to enable dental professionals to provide patients with high quality, comprehensive, convenient and cost effective care (OneSource, November 1999).

Other large US competitors include: Gentle Dental Service Corp, which provides management services as opposed to acquiring the dental practice. The company provided services to 260 dentists at 70 locations in California, Oregon, Washington, Idaho and Hawaii. Coast Dental, another significant player, develops and manages a network of general dentistry practices. The company manages 22 dental centers in Florida, is staffed by 24 Coast Dentists and serves over 105,000 patients. Castle Dental is a DPMC that believes its strategy of building its own centers will reduce the company's dependence on achieving growth through acquisitions and thereby building shareholder value over the long-term. It manages 97 dental centers with about 240 affiliated dentists in Texas, Florida, Tennessee and California.

There are other Medical Practice Management Companies operating in Canada and Calgary specifically, such as Med Emerg International Inc., MCI Medical Clinics, Med Stop and MediCentre. The Corporation's management does not feel competition from these companies for locations, but rather more so for physicians to put into locations.

Other Dental Practices and Consultants

Indirect competition, in the form of independent dentists or those who have partnered up and work out of one clinic, does exist. There is little product differentiation in the industry and brand awareness is not a developed concept. Most dentists are likely to offer the same service, and convenience (location, hours) is generally the main criteria for choosing a dentist. There is a degree of loyalty to a dentist but the cost of switching dentists is relatively low.

In Calgary alone, there are over 500 dental practices, ranging from solo practitioners to small partnerships. Two larger partnerships are Dentrix DentaCare, which operates out of three northwest mall locations (North Hill, Northland, and Market Mall) and Sierra Centre for Dental Wellness in Signal Hill Centre in southwest Calgary. A competitive reaction to a DPMC is to merge practices and attempt to capitalize on economies of scale without losing control of their practices.

The other source of indirect competition comes from management consultants who may or may not specialize in medical/dental practice management. This competition will not be as great because a DPMC can differentiate their product due to their specialty and expertise in dental practices, as well as the liquidity they provide the affiliating dentist.

Additionally, the costs of switching consultants will be higher due to the learning curve involved when consulting begins.

Barriers to Entry

The entry barriers are low to medium in this industry. The requirements for this industry would be capital costs and personnel with a good operational knowledge of medical and dental centres. These entry barriers could mean that American DPMC's could soon acquire practices or existing DPMC's in Canada. Reaction from dentists may come in the form of increased partnerships and a move to larger practices that can take advantage of the economies of scale that a DPMC can exploit.

Another barrier to DPMC's in Canada is the current uncertainty in the regulatory environment. This is a provincial jurisdiction and decisions made by provincial regulatory bodies may affect the Corporation's ability to grow across Canada.

KEY PERSONNEL

As of November 17, 2002, the Corporation has 4.0 full time equivalent ("FTE") employees at its administrative office in Edmonton, Alberta, 3 FTE employees at its executive offices in Calgary, Alberta. Operationally the company employs approximately 35 staff as well as provides professional management services to 16 Doctors at the various dental and medical clinics. The following are a list of the key management and personnel:

David McQuaig, President and Chief Executive Officer
- responsible for day-to-day affairs at the corporation and its centres.
- responsible for all merger and acquisition activity.

Brian Lamb, CMA, Chief Financial Officer
- responsible for seeking out and securing expansion capital.
- responsible for supervision of the financial accounting of the Corporation.

Rita Loken, CA, Controller
- responsible for supervising all accounting functions of the Corporation and its centres
- responsible for supervising A/P and payroll staff.

Suzanne Armstrong, Operations Manager for Dental Clinics
- responsible for organizing dental practices as they are acquired and standardizing operations

Lorraine Assmus, RDH Manager of Hygiene Services
- responsible for supervision and productivity of Hygiene departments within the dental centres

Diane Klatzel, Medical Clinics Manager
- responsible for supervision and productivity of the medical clinics

Dr. Sanjay Rajpal, Dental Director
- senior dentist to which the Corporation supplies services.

RISK FACTORS

1. The practice of dentistry is regulated at both the provincial and federal levels. There can be no assurance that the regulatory environment in which the clinics operate will not change significantly in the future. The laws and regulations of all provinces in which the Corporation intends to expand do impact the Corporation's operations, but do not currently materially restrict the Corporation's operations in those provinces.

   In connection with its operations in existing markets and expansion into new markets, the clinics may become subject to additional laws, regulations and interpretations, or enforcement actions. The ability of the clinics to operate profitably will depend in part upon the ability of the clinics to operate in compliance with applicable health care regulations

2. The success of the Corporation is dependent upon its key personnel. The future of the business will depend, in part, upon the ability of the Corporation to attract and retain qualified personnel, as they are needed, and a core management group with the ability to identify new opportunities. The contribution of key individuals to the immediate future operations of the Corporation is likely to be of central importance.

3. The Corporation's practice management business is in its early stage of development and has yet to show a history of profitability.

4. The Corporation is in a new business area in Canada and the success of its operating results will depend largely on its ability to market its practice management services.

5. Since the practice management service that the Corporation provides is relatively new in Canada, there is no established Canadian market information upon which the Corporation can predict future sales.

6. There are other competitors, which supply similar services to those provided by the Corporation. The growth of such competitors may result in reduced sales, reduced margins, or both. The Corporation may be competing with larger, better-capitalized companies, which may be in a better position to respond to shifts in the marketplace.

7. The Corporation intends to expand its business, in part, through acquisition of compatible assets or businesses which can be adapted to fit the Corporation's growth plan. There can be no assurances that suitable acquisition candidates can be identified and acquired on favorable terms or that the acquired operations can be profitably operated or integrated into the Corporation's plans. In addition, any internally generated growth experienced by the Corporation could place significant demands on the Corporation's management, thereby restricting or limiting its available time and opportunity to identify and evaluate potential acquisitions. To the extent management is successful in identifying suitable companies for acquisitions, the Corporation may deem it necessary or advisable to finance such acquisitions through the issuance of common shares, securities convertible into common shares or debt financing, or a combination of these. In such cases, the issuance of common shares or convertible securities could result in further dilution to the holders of common shares of the Corporation at the time of such issuance or conversion.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Last Three Financial Years

The following table sets forth selected financial information of the Corporation for the last three completed financial years.

	June 30, 2003	June 30, 2002	June 30, 2001
Revenue	5,674,040	$4,886,364	$2,943,756
Net Income (Loss)	(55,954)	($237,139)	($509,247)
Income (Loss) per share	(0.01)	($0.03)	($0.10)
Total Assets	2,502,051	$2,373,334	$1,378,042
Long Term Debt	705,902	$857,031	$487,896
Cash Dividends Paid	Nil	Nil	Nil

The following table sets forth information for the Quarterly financial statements.

Fiscal Year 2003				
	June 30	March 31	December 31	September 30
Revenue	$5,674,040	$4,163,101	$2,702,741	$1,351,873
Net Loss	($55,954)	(57,885)	(73,279)	(25,184)
Loss per share	($0.01)	0.01	0.01	0.00
Total Assets	$2,502,051	2,438,775	2,420,711	2,112,150
Long Term Debt	$705,902	810,192	847,825	878,513
Cash Dividends Paid	Nil	Nil	Nil	Nil

Fiscal Year 2002				
	June 30	March 31	December 31	September 30
Revenue	$4,886,364	$3,627,334	$2,369,272	$1,153,435
Net Loss	($237,139)	(77,184)	(110,790)	(54,724)
Loss per share	($0.03)	0.01	0.02	0.01
Total Assets	$2,373,334	1,970,700	1,955,923	1,869,073
Long Term Debt	$857,031	39,687	49,970	556,218
Cash Dividends Paid	Nil	Nil	Nil	Nil

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis should be read in conjunction with the audited Financial Statements of International Health Partners Inc. for the year ended June 30, 2003 and 2002 and the notes thereto.

International Health Partners Inc. provides practice management services to medical and dental practitioners, thus allowing them to focus on quality patient care. The Corporation markets and operates dental facilities with the brand 310 SMILE and trades under the symbol IHP on the TSX Venture Exchange.

IHP operates nine facilities in the Alberta market, 3 medical and 6 dental. The corporation continues to seek expansion opportunities and views itself as the leading practice management company in Canada.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

Results of Operation for the year ended June 30, 2003, compared to the year ended June 30 2002.

Revenues

2003 saw IHP's revenues grow to $5,674,040 compared to the year ending June 30, 2002 when IHP's revenues were $4,886,364. This increase occurred mainly in the area of dental revenue and is attributable to increased revenues at existing locations and the acquisition of our BrightSmile – Northgate location.

Gross Profits

Gross profit for year ending June 30, 2003 was $3,043,085 compared to $2,583,156 for year ending June 30, 2002. The increase rate of profit can be attributed to the corresponding increase in revenues. The gross profit margin remained constant at 53% in 2002 and 2003.

Expenses

Operating expenses remained constant at 40% or $2,274,065 for the year ending June 30, 2003 compared to 40.6% or $1,986,228 for the year ending June 30, 2002. Salaries and Wages continued to be the largest expense item for 2003 at $1,156,443 compared to $1,005,508 for 2002.

General and administrative expenses for the management of the Corporation were $671,272 for the year ended June 30, 2003 including wages in the amount of $387,822 as compared to $575,992 for the year ended June 30, 2002. General and administrative expenses remained constant at 11.8% and 11.7% respectively.

Interest Expense

The corporation had interest charges on long-term debt of $66,807.00 for the year ended June 30, 2003 compared to $58,763.00 for the year ended June 30, 2002.

Amortization

Amortization costs of $224,834.00 for the year ended June 30, 2003 increased minimally compared with $205,553.00 for the year ended June 30, 2002. The increase can be attributed to the depreciation associated with the increased amount of capital assets held by the company.

Liquidity and Capital Resources

IHP had a working capital deficit of ($375,992.00) for the year ended June 30, 2003 compared with ($340,284.00) for the year ended June 30, 2002. The small decrease in working capital is attributable to general operations with no single identifying event.

Operating activities generated $105,494 net cash for the year ended June 30, 2003 compared with (19,086) for the year ended June 30, 2002.

The corporations investing activities were comprised of the purchase of capital assets in the amount of $113,024 for the year ended June 30, 2003 a small decrease from $169,518 for the year ended June 30, 2002.

IHP had financing activities for the year ended June 30, 2003 comprised of a small common share issuance raising $209,917. Previously in the year ended June 30, 2002 IHP raised $556,296 from common share issuances. In order to fund future growth opportunities, IHP will require, from time to time, additional funds from lenders and equity markets, and there is no assurance that the IPC will be able to raise such additional funds on acceptable terms.

Results of Operation for the year ended June 30, 2002, compared to the year ended June 30 2001.

Revenues

2002 saw IHP's revenues grow to $4,886,364 compared to the year ending June 30, 2001 when IHP's revenues were $2,943,756. This increase occurred mainly in the area of dental revenue and is attributable to increased revenues from the acquisition of our DentaCare Westland in Spruce Grove, Alberta as well as dental management agreements from DentaCare Inc.

Gross Profits

Gross profit for year ending June 30, 2002 was $2,583,156 compared to $1,719,899 for year ending June 30, 2001. The decreased percent of profit can be attributed to increased fees paid to medical doctors during the year 2002.

Expenses

Operating expenses appeared to decrease from 61% or $1,804,283 for the year ended June 30, 2001 to 40.6% or $1,986,228 for the year ending June 30, 2002. This is primarily as a result of a change in how expenses were classified from 2001 to 2002. Comparing combined Operating expenses and General and administrative expenses together makes for a more accurate comparison between the two years. Additionally management of the corporation was always aware that a break-even / profitability threshold existed around the $5 million in revenue mark. Salaries and Wages continued to be the largest expense item comprising $1,005,508 for 2002.

Interest Expense

The corporation had interest charges on long-term debt of $58,763 for the year ended June 30, 2002 compared to $52,452 for the year ended June 30, 2001.

Amortization

Amortization costs of $205,553 for the year ended June 30, 2002 increased minimally compared with $198,105 for the year ended June 30, 2001. The increase can be attributed to the depreciation associated with the increased amount of capital assets held by the company.

Liquidity and Capital Resources

IHP had a working capital deficit of ($340,284) for the year ended June 30, 2002 compared with ($483,015) for the year ended June 30, 2001. The increase in working capital is attributable to funds raised from the issuance of common shares in 2002 less the operational losses for the year.

Operating activities generated ($19,086) decrease in net cash for the year ended June 30, 2002 compared with ($302,142) for the year ended June 30, 2001.

The corporations investing activities were comprised of the purchase of capital assets in the amount of $169,518 for the year ended June 30, 2002 as compared to $12,984 for the year ended June 30, 2001.

IHP had financing activities for the year ended June 30, 2002 comprised of common share issuances raising $556,296. Previously in the year ended June 30, 2001 IHP raised $216,857 from common share issuances.

SUBSEQUENT EVENTS

The Corporation has signed a letter of intent with S. Rajpal Professional Corporation to acquire the shares of the corporation and the location formerly known as Village Square Dental Group. The location in Airdrie, Alberta, began operating as a BrightSmile Dental Centre, effective September 1, 2003.

The Corporation has negotiated a private placement of $1,700,000 in Debentures with two arm's length purchasers. Each Debenture will mature five years after closing and will pay interest at 12% per annum. The Debenture holders will receive up to a maximum of 243,000 share purchase warrants with an exercise price of $0.20 each and an expiry date twenty-four months after closing. The Corporation will pay a finder's fee that complies with TSX Venture Exchange policies to Loewen & Partners Corporate Services Inc. for services provided as the Corporation's financial advisor. The private placement is subject to regulatory approval. The proceeds from these Debentures will be used to finance future acquisitions. Subsequently only $500,000 of this debenture will be used to complete the Airdrie acquisition and the balance will be on hold pending a spring acquisition.

The Corporation has signed a letter of intent with the Board of Governors of the University of Calgary, Alberta. A formal management agreement has been developed for the management of the University Health Clinic on campus, effective October 1, 2003.

The Corporation granted stock options to acquire 130,000 shares to directors, officers and employees on July 16, 2003. The options have an exercise price of $0.15 and expire July 15, 2008.

The Corporation has entered into a letter of agreement with Dr. S. Rajpal, DDS, to develop the first in a chain of full-service family health and wellness centers to be marketed under the brand name Apple Wellness Centre. The Apple Wellness Centre concept brings together a variety of health service providers in one facility to provide one-stop family health services in a boutique environment.

OUTLOOK

The Corporation intends to continue to acquire new dental and medical contracts over the ensuing year.

Management is continuing with its previous objective in increasing revenues and profitability at the existing facilities.

MARKET FOR SECURITIES

The Corporation's common shares are listed for trading on the TSX Venture Exchange under the symbol "IHP".

DIVIDEND POLICY

The Corporation has never paid and has no intention to pay dividends on its common shares in the near future. The Corporation's dividend policy is reviewed periodically by the Board of Directors and is subject to change, depending on earnings of the Corporation, financial requirements and other factors as appropriate.

DIRECTORS AND OFFICERS

The following table sets forth the names and municipalities of residence of the directors and officers of the Corporation, their positions held with the Corporation and their principal occupations:

Name and Municipality of Residence	Offices Held	Principal Occupation During Past Five Years	Period of Service as Director
David McQuaig[1] Calgary, Alberta	President, Chief Executive Officer and Director	Mr. McQuaig, as President & CEO, has been with the company from its inception as a JCP in 1997. He has served the corporation in key roles over the past 4 years. President of the Corporation since May 1997 and Chief Financial Officer from May 1997 to September 2002. Assumed role of Chief Executive Officer of the corporation in September 2002. Previously he spent 14 years in operations with the Alberta Department of Justice and 12 years of private industry experience from his ownership of Canada West Printing Ltd, and several H & R Block Franchises. Mr. McQuaig also serves as Secretary and Director of EIG Equity Investment Group Inc., a private investment company in Calgary. Additionally Mr. McQuaig serves as a board member of the Phi Gamma Delta Educational Foundation (Canada) and President of the Phi Gamma Delta (Calgary) Housing Corp.	May 26, 1997
Brian Lamb, CMA Calgary, Alberta	Chief Financial Officer	Brian Lamb has previously served as a consultant to the corporation since November 2000. Professionally, he specializes in providing financial and management services to his clients including International Health Partners Inc. For the past 8 years he has been a senior financial and management consultant to numerous companies crossing many industries. Prior to that Mr. Lamb spent 12 years of increasing levels of responsibility with Gulf Canada Resources from 1984 to 1995, leaving as a Finance Manager for Gulf's Corporate Administrative group.	October 21, 2002

The Corporation's directors and officers, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate 3,056,000 common shares, representing 25.7 % of the issued and outstanding common shares of the Corporation.

Corporate Cease Trade Orders or Bankruptcies

None of the directors, officers or promoters of the Corporation are, or have been within the past 10 years, a director, officer or promoter of other reporting companies, which, during such individual's tenure, was the subject of a cease trade, or similar order that denied that issuer access to any statutory exemptions for a period exceeding thirty consecutive dates.

None of the directors, officers or promoters are, or have been within the past 10 years, officers or promoters of other issuers which were declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with any creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that issuer.

Penalties or Sanctions

None of the directors, officers or promoters of the Corporation or shareholders holding more than 20% of the issued and outstanding shares of the Corporation have:

a) been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

b) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

None of the directors, officers or promoters of the Corporation, or shareholders holding 20% or more of the issued and outstanding shares of the Corporation have, within the past 10 years, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that issuer.